UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

SPARK NETWORKS SE
(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares
(Title of Class of Securities)

846517100
(CUSIP Number)

November 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100

1.	Names of Reporting Persons

	John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	PF, AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

	United States
	7.	Sole Voting Power

Number of		342,362
Shares	8.	Shared Voting Power
Beneficially
owned by		5,787,383
Each	9.	Sole Dispositive Power
Reporting
Person		342,362
With:	10.	Shared Dispositive Power

		5,787,383
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,787,383
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

	22.1%
14.	Type of Reporting Person (See Instructions)

	IN

CUSIP No. 846517100

1.	Names of Reporting Persons

	Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

	Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		5,445,021
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		5,445,021
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,445,021
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

	20.8%
14.	Type of Reporting Person (See Instructions)

	IA, OO

CUSIP No. 846517100

1.	Names of Reporting Persons

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power
2,509,755
Number of
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		2,509,755
With:	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,509,755
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

9.6%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 846517100

1.	Names of Reporting Persons

	Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

4.	Citizenship or Place of Organization

	Delaware
	5.	Sole Voting Power

Number of		952,369
Shares	6.	Shared Voting Power
Beneficially
owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		952,369
With:	8.	Shared Dispositive Power

		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	952,369
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

11.	Percent of Class Represented by Amount in Row (11)

	3.6%
12.	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 846517100

1.	Names of Reporting Persons

	Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

4.	Citizenship or Place of Organization

	Delaware
	5.	Sole Voting Power

Number of		681,809
Shares	6.	Shared Voting Power
Beneficially
owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		681,809
With:	8.	Shared Dispositive Power

		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	681,809
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

11.	Percent of Class Represented by Amount in Row (11)

	2.6%
12.	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 846517100

1.	Names of Reporting Persons

	Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E) [ ]

6.	Citizenship or Place of Organization

	Delaware
	7.	Sole Voting Power

Number of		1,301,088
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		1,301,088
With:	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,301,088
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11)

	5.0%
14.	Type of Reporting Person (See Instructions)

	PN

ITEM 1. Security and Issuer.

The name of the issuer is Spark Networks SE (the "Issuer"). The principal executive office of the Issuer is located at Kohlfurter StraBe 41/43, Berlin, Germany.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are:

(1) Osmium Capital, LP, a Delaware limited partnership ("Fund I");

(2) Osmium Capital II, LP, a Delaware limited partnership ("Fund II");

(3) Osmium Spartan, LP, a Delaware limited partnership ("Fund III");

(4) Osmium Diamond, LP, a Delaware limited Partnership ("Fund IV"), and collectively with Fund I, Fund II, and Fund III the "Funds");

(4) Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"); and

(5) John H. Lewis, a United States Citizen ("Lewis").

Osmium Partners serves as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II, Fund III, and Fund IV is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis' principal occupation is serving as the Managing Member of Osmium Partners.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Reporting Persons in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $32,736,191 from working capital.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i)

Fund I directly owns 2,509,755 shares of Common Stock representing 9.6% of all of the outstanding shares of Common Stock of the Issuer.  Reflects 110,300 ADS' that may be acquired pursuant to call options held by the reporting person.*

(ii)

Fund II directly owns 952,369 shares of Common Stock representing 3.6% of all of the outstanding shares of Common Stock of the Issuer.  Reflects 42,500 ADS' that may be acquired pursuant to call options held by the reporting person.*

(iii)

Fund III directly owns 681,809 shares of Common Stock representing 2.6% of all of the outstanding shares of Common Stock of the Issuer.  Reflects 43,500 ADS' that may be acquired pursuant to call options held by the reporting person.*

(iv)

Fund IV directly owns 1,301,088 shares of Common Stock representing 5.0% of all the outstanding shares of Common Stock of the Issuer.  Reflects 51,200 ADS' that may be acquired pursuant to call options held by the reporting person.*

(v)

Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 5,445,021 shares of Common Stock held by them, representing 20.8% of all of the outstanding shares of Common Stock of the Issuer.

(vi)

Mr. Lewis individually owns 342,362 shares of Common Stock representing 1.3% of all of the outstanding shares of Common Stock of the Issuer. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 5,787,383 shares of Common Stock representing 22.1% of all of the outstanding shares of Common Stock of the Issuer.
*	American Depositary Shares ("ADSs" and each, an "ADS") representing Ordinary Shares, no par value ("Ordinary Shares"). Each ADS represents 0.1 Ordinary Share.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 2,614,914 shares of Common Stock outstanding as of November 5, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 as filed with the SEC on November 15, 2021.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 2,509,755 shares of Common Stock, 952,369 shares of Common Stock, 681,809 shares of Common Stock, and 1,301,088 shares of Common Stock reported herein, respectively.

(c) The following Reporting Persons engaged in the following transactions with respect to the Issuer's Common Stock in the 60 days preceding the date of this filing.  Each transaction was made in San Francisco, California and was effected by a broker.

Osmium Capital, LP

	Number	Price
	of	per
Transaction Date	Shares	Share	Type of Transaction
Purchase of Common Stock	730,656	$ 2.50	11/19/2021
Purchase of Common Stock	32,281	$ 2.66	11/22/2021
Purchase of Common Stock	99,716	$ 2.69	11/23/2021
Purchase of Common Stock	79,000	$ 3.14	11/24/2021
Purchase of Common Stock	25,789	$ 3.15	11/26/2021
Purchase of Common Stock	64,055	$ 3.09	11/29/2021

Osmium Capital II, LP

	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction
Purchase of Common Stock	380,550	$ 2.50	11/19/2021

Osmium Spartan, LP

	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction
Purchase of Common Stock	167,442	$ 2.50	11/19/2021

Osmium Diamond, LP

	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction
Purchase of Common Stock	243,552	$ 2.50	11/19/2021

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the 60 days preceding the date of this filing.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP